Exhibit 4.1

This document is a free English translation of a Portuguese-language document. The definitions in Section One of this document are listed in the English alphabetical order, which may differ from the Portuguese alphabetical order. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail.

BRAZILIAN DEPOSITARY RECEIPT (BDR) ISSUING AND DEPOSITARY BANK SERVICES AGREEMENT

By this Brazilian Depositary Receipt Issuing and Depositary Bank Services Agreement, hereinafter simply referred to as the “Agreement”, to which the parties are:

(a)

BANCO BRADESCO S.A., a financial institution with its headquarters at Núcleo Cidade de Deus, Vila Yara, no number, Osasco, State of São Paulo, enrolled with the Corporate Taxpayers’ Registry (Cadastro Nacional de Pessoas Jurídicas do Ministério da Fazenda) (“CNPJ/MF”) under number 60.746.948/0001-12, herein represented by its undersigned legal representatives (“BRADESCO”); and

(b)

JBS NV., a company incorporated and organized in accordance with the laws of the Netherlands, with its headquarters at Stroombaan 16, 5th floor, 1181VX, Amstelveen, The Netherlands, enrolled with the CNPJ/ME under No. 49.115.815/0001-05, herein duly represented by its legal representative (“CONTRACTING PARTY”);

BRADESCO and CONTRACTING PARTY are jointly referred to as “Parties” or individually as “Party”.

The undersigned Parties, named and identified above, duly represented by their legal representatives, as provided in their organization documents or other documents, hereby mutually agree to enter into this Agreement, pursuant to the terms of the following clauses and conditions:

SECTION ONE

DEFINITIONS

“B3” – B3 S.A. – Brasil, Bolsa e Balcão.

“BDRs” –Brazilian Depositary Receipts to be issued by BRADESCO under the terms of this Agreement and the applicable law, within the scope of a BDR Program – Level I, sponsored by CONTRACTING PARTY. Each BDR (i) shall represent one (1) Share of JBS NV that shall be deposited with the Custodian, (ii) shall be issued by BRADESCO in registered, book-entry form and (iii) shall be traded on the organized over-the-counter market and on a stock exchange, within the limits provided for in the relevant regulations. Each BDR shall grant its holder all rights and benefits of the Share it represents, it being understood that CONTRACTING PARTY’s Beneficiary shareholders and the exercise of the rights granted to the Beneficiaries are subject to the terms and conditions set forth in this Agreement.

“BDR Ratio” – one (1) Class A Share issued by CONTRACTING PARTY.

“Beneficiaries” – Individual or legal entity in whose name a BDR is registered in BRADESCO’s deposit accounts held for this purpose.

“Brazilian Civil Code” – Law No. 10,406 of January 10, 2002, as amended.

“Business Days” – Days on which banks are open in the Cities of São Paulo, Brazil, and New York, United States of America.

“Central Bank of Brazil” – Central Bank of Brazil (Banco Central do Brasil).

“Custodian” – The Bank of New York Mellon “BNY MELLON”, in its capacity as BRADESCO’s agent for purposes of this Agreement and any other company that may be appointed as custodian by BRADESCO in the future, subject to prior written acceptance by BNY MELLON.

“CVM” – Brazilian Securities Commission (Comissão de Valores Mobiliários).

“Share(s)” – Class A Share(s) issued by CONTRACTING PARTY.

SECTION TWO

PURPOSE

2.1. BRADESCO is a financial institution qualified and authorized by the Central Bank of Brazil and the CVM to provide issuing and bookkeeping services of security deposit certificates, pursuant to articles 27, 34, sole paragraph and 43 of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporation Law”) and CVM Instruction No. 543 of December 20, 2013; pursuant to the relevant legislation, in particular, but not limited to, CVM Resolution No. 182 of May 11, 2023 (“RESCVM 182”) and Resolution No. 3 of August 11, 2020 and the authorizations granted thereto by the competent authorities.

SECTION THREE

SERVICES

3.1 Registration of the BDR Program with the CVM – BRADESCO, in its capacity as issuing and depositary institution, together with CONTRACTING PARTY, will arrange for the registration of the Level II BDR Program – Sponsored with the CVM.

3.2 Issuance of BDRs - BRADESCO shall issue the BDRs, in registered book-entry form, based on the Shares of CONTRACTING PARTY that are deposited in its name with the Custodian.

3.2.1. For the issuance of BDRs, the Beneficiary, under its responsibility, may, at any time, instruct a Brazilian brokerage firm that works together with a foreign brokerage firm to purchase and/or deposit Shares abroad, with the purpose of serving as underlying shares for issuance of BDRs in Brazil, depositing the Shares with the Custodian.

3.2.2. In transactions for the purchase of Shares abroad, which shall serve as underlying shares for the issuance of BDRs, the brokerage firm shall arrange for the contracting and closing of an exchange rate contract, with the specific nature for the BDR Program, in addition to presenting a brokerage slip for the purchase and other documents that may be required by the financial institution responsible for closing the exchange.

3.2.3 When receiving the information related to the exchange transactions mentioned in Section 3.2.2 above, BRADESCO shall record the corresponding transfer of currency and the respective changes in the BDR ownership records in its record books: (i) the Custodian shall receive information on the Brazilian custody agent or broker, informing which custody agent and client in Brazil should receive the BDRs; (ii) upon receipt of the information, the Custodian shall inform BRADESCO of the Shares received by the Custodian through communication from the CONTRACTING PARTY or any other permitted in this Agreement; (iii) the fees related to the issuance of BDRs shall be passed on to the Beneficiary as described in item 5.2 of Exhibit I to this Agreement; and (iv) all documents related to the BDR purchase process shall be forwarded to BRADESCO.

3.3 Only after delivery of: (i) information on the beneficiaries (communication from CONTRACTING PARTY); (ii) issuance fee; (iii) instructions for issuing BDRs; (iv) information on the foreign-exchange contract for payment of the Shares abroad; of the brokerage slip, and of the respective verification of the documents, BRADESCO shall issue the BDRs.

3.4 Information to the Central Bank of Brazil, the CVM and Competent Authorities - BRADESCO shall communicate to the Central Bank of Brazil and the other competent authorities, in the form and within the term provided for in the applicable regulations, the transfers that occurred in relation to the BDRs, including, without limitation, the name of the Beneficiaries, as amended from time to time, and the cancellation of BDRs.

3.4.1. BRADESCO agrees to provide CVM, at any time and within the period that may come to be determined, with any information and documents related to the approved BDR Program and the BDRs issued, keeping the statements that reflect the daily transfers of BDRs issued and cancelled updated and available.

3.5 Data recording – BRADESCO shall record in its system the name and qualifications of the Beneficiaries, the respective quantity, type, and form of the BDRs and any existing liens, in accordance with the reports provided by the Custodian through communication from CONTRACTING PARTY, by CONTRACTING PARTY, or by B3, as provided in section 3.2.2 above.

3.6 Register of BDRs – BRADESCO shall keep, on behalf of each Beneficiary, a register of BDRs, being responsible for the bookkeeping, control, and custody of the books, keeping CVM informed of and providing it with any and all facts related to the BDRs or to CONTRACTING PARTY.

3.7 Information to CONTRACTING PARTY – BRADESCO shall provide CONTRACTING PARTY with access to the BDR records, and it shall also provide CONTRACTING PARTY with the following documents, provided they are requested by its representative:

(i)	a daily list of the names of the Beneficiaries and the gross, net, and withholding income tax amounts, referring to the payment of dividends and other earnings;

(ii)	a list of the total gross, net, and withholding income tax amounts related to the payment of dividends and other earnings, in the frequency required by tax legislation;

(iii)	a list or electronic file provided, annually, with the name of the Beneficiaries, the gross, net, and withholding income tax amounts, referring to the payment of dividends and other earnings;

(iv)	a list of each trade carried out by the BDR holders, with the information provided by the non-organized over-the-counter market or by the stock exchange where they are traded;

(v)	monthly list of the name of the Beneficiaries and the position of each one of them;

(vi)

daily list and at the end of the preferred and over-allotment periods, with the name and qualifications of the subscribers, the number of subscribed Shares of CONTRACTING PARTY related to the BDRs, and the amounts received;

(vii)	list of Beneficiaries for shareholders’ meetings.

3.7.1. Other information and specific services requested or in a specific layout to be provided/required by CONTRACTING PARTY, or which are not within the information provided by BRADESCO when the services are provided, shall be subject to the availability of BRADESCO’s systems and shall be made upon acceptance by CONTRACTING PARTY of the budget to be carried out for provision of the services.

3.8 Information to Beneficiaries, beneficial owners, and trustees – BRADESCO shall provide Beneficiaries, beneficial owners, and trustees with the following documents:

(i)	statement of the BDRs account whenever requested and, if not, once a year;

(ii)	dividend payment notice;

(iii)	reports for income tax purposes;

(iv)

within one (1) business day as from the date of receipt of information from CONTRACTING PARTY, reports in order to make the decisions public, as well as all other corporate actions and communications from CONTRACTING PARTY (information to owners or holders of their actions, voting procedures, tabulation of votes, etc.) that affect the BDRs or the rights and prerogatives linked thereto.

3.9. Bookkeeping and registration of books and documents – BRADESCO shall record the opening and closing terms, promoting the registration with the competent body.

3.9.1 The BDR registration book shall record the total number of BDRs, as well as issuances, cancellations, and changes resulting from corporate events, such as splits, reverse splits, redemptions, bonuses, among others.

3.9.2 BRADESCO shall periodically reconcile the BDRs registered in the BDR Register with the total number of Shares deposited with the Custodian.

3.10. BRADESCO shall keep and microfilm the corporate books related to the service provided and the films used in the microfilming of CONTRACTING PARTY’s books and documents.

3.11. Dividends and Distributions:

3.11.1. Cash distributions - Whenever BRADESCO receives any cash dividend or other cash distribution with respect to any of CONTRACTING PARTY’s Shares, BRADESCO shall, by means of a foreign-exchange contract, convert this dividend or distribution into Brazilian Reais and distribute the net amount thus received to the Beneficiaries entitled thereto, proportionally to the number of BDRs respectively held by them; provided, however, that in the event that CONTRACTING PARTY or BRADESCO is required to withhold and retain from this cash dividend or this other cash distribution an amount for tax purposes, the amount distributed to the Beneficiary of the BDRs shall be reduced accordingly. BRADESCO shall only distribute the amount that can be distributed without attributing to any Beneficiary a fraction of a cent, rounded to the next whole cent of lower value. CONTRACTING PARTY shall not owe interest or any other remuneration for the period between the date on which the dividends and other cash distributions are paid abroad and the date on which the funds are credited to the Beneficiaries in Brazil, provided that CONTRACTING PARTY discloses the payment of dividends and other cash distributions simultaneously abroad and in Brazil.

3.11.2. Distributions in Shares (Bonus/Split) of CONTRACTING PARTY - Subject to the corporate acts of CONTRACTING PARTY, in the event of any attribution of any Shares of CONTRACTING PARTY occurring in shares, BRADESCO shall automatically convert them into BDRs, and as long as permitted by the applicable law, subject to the terms and conditions of this Agreement, registering them in the name of the legal holder proportionally to the number of BDRs held by the legal holder, respectively. However, subject to CONTRACTING PARTY’s bylaws or articles of association, in the case of attribution of a fraction of a BDR to one or more Beneficiaries, BRADESCO shall sell the number of Shares of CONTRACTING PARTY received representing the sum of the assigned fractional parts and distribute the net amount received as provided for in Section 3.11.1.

3.11.3. CONTRACTING PARTY shall not owe interest or any other remuneration for the period between the date on which the insufficient fractions to form a BDR are assigned and transferred to BRADESCO and the date on which the funds obtained from the sale of the fractions are delivered to the Beneficiaries.

3.11.4. Other distributions – Whenever BRADESCO receives other distributions than those previously provided for, BRADESCO shall distribute them to eligible Beneficiaries in proportion to the number of BDRs respectively held by them, in accordance with the applicable law. If, in BRADESCO’s opinion, such division cannot be carried out proportionally, BRADESCO may opt for any method it deems equitable and feasible for purposes of carrying out such distribution.

3.11.5. Method of payment to Beneficiaries – Payments to Beneficiaries shall be made within three (3) business days after receipt by BRADESCO, in Brazil, of said funds, in the following modalities:

(i)

by crediting B3 in the case of Beneficiaries that keep the BDRs in custody at B3. B3, in turn, shall make the distribution to custody agents and brokerage firms that shall be responsible for making the credits to the Beneficiaries registered in their records;

(ii)	by crediting the checking account, as indicated, held by the Beneficiary with BRADESCO;

(iii)

upon remittance of DOC – Documento de Crédito (Credit Document) or TED – Transferência Eletrônica Disponível (Wire Transfer of Available Funds) for credit in a checking account, as indicated, held by the Beneficiary with another financial institution, it being understood that BRADESCO shall not be liable for the delay in crediting the amount caused by the financial institution to which the DOC or TED shall be sent.

(iv)	personally to the Beneficiary, upon its appearance at any of the places indicated in Section 10, whenever it does not hold a bank account.

(v)	BRADESCO shall not remit dividends abroad.

3.12. Preemptive Rights and Subscription of CONTRACTING PARTY’s Shares, Securities, and any rights of another nature pertaining to the BDRs – After being informed about the granting of preemptive rights for the subscription of securities, BRADESCO shall notify the Beneficiaries and B3 about the granting of this right, requesting the Beneficiaries to express their interest in exercising the right or disposing thereof, and CONTRACTING PARTY shall disclose this fact to the Brazilian market in the manner provided for in the applicable regulations.

3.12.1. CONTRACTING PARTY or the Custodian shall inform BRADESCO of the number of securities that may be subscribed, as well as the proportion for the exercise of this right by the Beneficiaries. CONTRACTING PARTY or the Custodian shall also provide BRADESCO with other information related to the exercise of preemptive rights, such as (i) the issue price of the securities, which shall be converted into national currency and added to the respective fees; (ii) the term for exercising the subscription rights; (iii) the deadline for BDR holders to inform BRADESCO; (iv) treatment of any over-allotment; and (v) other information that has been disclosed abroad.

3.12.2. The subscription price for securities to be paid by the BDR holders shall consist of the sum of the following: (i) subscription price in foreign currency converted into national currency at the PTAX selling rate, published by the Central Bank of Brazil, on the day prior to sending the subscription information that BRADESCO discloses to the market; (ii) foreign-exchange variation verified until the payment date, added to the issuance rate per BDR, indicated in item 5.2 of Exhibit I to this Agreement.

3.12.3. For holders of BDRs that are held in custody at B3, B3 shall individually credit the subscription rights to each BDR holder, through brokerage houses or custody users, which shall inform their clients, which, in turn, shall choose to subscribe or sell the subscription rights in Brazil, or not to exercise any of the above options. BDR holders whose certificates are registered in the BDR register shall receive a subscription form from BRADESCO, through which they may exercise their right or assign it to another investor.

3.12.4. The brokerage firm or custody agent shall exercise the right in the name of the Beneficiaries before B3, making the payment to B3, which shall settle the transaction, crediting the corresponding amounts to BRADESCO, including the amount referring to the fees described in sub-item 3.12.2. The BDRs subscribed at BRADESCO shall be settled at the institution itself.

3.12.5. BRADESCO shall receive from the brokerage firms that provide custody services through B3 the amounts necessary to pay the subscription, plus the fees indicated in sub-item 3.12.2, and provide exchange closing for remittance abroad for the amounts due in favor of the Custodian.

3.12.6. The Custodian shall receive the amount corresponding to the issue price of the Shares in foreign currency and shall be responsible for making the respective payment to CONTRACTING PARTY, receiving the Shares, which shall be deposited in the name of BRADESCO with the Custodian, underlying the BDRs to be issued in Brazil.

3.12.7. CONTRACTING PARTY shall not owe interest or any other remuneration for the period between the date on which the securities are subscribed and the date on which they are delivered to the Beneficiaries.

3.13. Split, reverse split, bonus – Subject to the provisions of CONTRACTING PARTY’s bylaws or articles of association, BRADESCO shall arrange for the change in the registration of BDRs in cases of split, reverse split, or bonus credit, in proportion to the corresponding rights.

3.14. The Beneficiaries shall not be offered rights or any other prerogatives that are illegal or not admitted by the applicable Brazilian law, or the availability of which to the Beneficiaries is impracticable.

3.15. Cancellation of BDRs – Subject to the provisions of CONTRACTING PARTY’s bylaws or articles of association, the BDRs may be canceled at any time, upon delivery of BDRs to BRADESCO for the purpose of obtaining CONTRACTING PARTY’s Shares represented by them, the payment of taxes and fees applicable and the signing of an instrument of cancellation of BDRs and other documents that may be necessary for compliance with all legal obligations, the respective Beneficiaries shall receive, as soon as possible, CONTRACTING PARTY’s Shares represented by the BDRs delivered.

3.15.1. As soon as any Beneficiary has delivered its BDRs to BRADESCO, pursuant to the provisions of Section 3.15. above, BRADESCO shall instruct the Custodian to deliver CONTRACTING PARTY’s Shares represented by the canceled BDRs to that Beneficiary, which delivery shall take place at the Custodian’s central office, or at any other place agreed upon by the Custodian and the respective Beneficiary.

3.16. Exercise of Voting Rights – The Beneficiaries shall have the right to instruct BRADESCO to exercise the vote corresponding to the Shares deposited in the Custodian, exclusively in relation to matters in which such Shares have voting rights, as provided for in CONTRACTING PARTY’s bylaws.

3.16.1. When calling a shareholders’ meeting in which the Shares are entitled to vote, CONTRACTING PARTY shall forward the call notice to BRADESCO, already translated into Portuguese, on the same date of disclosure thereof abroad, so that BRADESCO can notify the Beneficiaries at least thirty (30) days in advance of the aforementioned meetings.

3.16.2. Upon receipt of the call notice as provided for in Section 3.16.1 above, BRADESCO shall, within the shortest possible period, provide a communication to the Beneficiaries, at the addresses they maintain with BRADESCO and/or which are registered with B3 and the respective brokerage firms or custody agents, which shall contain: (a) the information contained in the call notice received by BRADESCO, (b) a statement that the Beneficiaries shall have the right to send their pronouncement of vote to BRADESCO without fail no later than five (5) business days before the date of the meetings, by completing the voting instructions according to the form to be made available together with the aforementioned communication; the voting instruction may be delivered via facsimile, e-mail, mail, or in person, at the address to be indicated by BRADESCO in the applicable communication, within the aforementioned period. Additionally, if applicable and accepted by B3, the process for exercising votes may be carried out through B3’s Voting System, in accordance with procedures established by B3 and disclosed to the market.

3.16.3. Upon receiving the correspondence in a timely manner to pass on the information, with the respective voting instructions, BRADESCO shall tabulate and forward the information to the Custodian, by means of a message from CONTRACTING PARTY, correspondence in .pdf file or facsimile, within the shortest possible period of time before the meetings are held. Upon receiving the information, the Custodian shall vote or appoint a proxy to vote at the respective shareholders’ meeting, in accordance with the voting instructions received from BRADESCO.

3.16.4. BRADESCO and its agents shall not be liable for failure arising from failure to receive voting instructions or failure to receive such instructions in a timely manner.

3.16.5. In any case, BRADESCO shall not be entitled to exercise, in a discretionary manner, the right to vote relative to the Shares that underlie the BDRs.

3.17. Service location – Service to Beneficiaries shall be carried out at the locations mentioned in Section Ten of this Agreement.

3.17.1. BRADESCO may change the service locations upon written communication to CONTRACTING PARTY and the Beneficiaries.

3.18. Fees Chargeable from Beneficiaries – Within the scope of this Agreement, BRADESCO may charge from the Beneficiaries the fees agreed from time to time with CONTRACTING PARTY, which shall be included in this Agreement as Exhibit I.

3.19. Maintenance of Authorizations and Records – During the term of this Agreement, BRADESCO agrees to maintain in full force all government authorizations necessary for the provision of services that are the subject matter of this Agreement.

SECTION FOUR

OBLIGATIONS OF THE PARTIES

4.1. In addition to the obligations already listed throughout this Agreement, CONTRACTING PARTY agrees to:

4.1.1. On the stipulated date, CONTRACTING PARTY agrees to credit to the checking account to be designated by BRADESCO the amount of the remuneration indicated in Section Six regarding the provision of the services hereby agreed, and it further agrees to:

4.1.2. Ensure that the Shares represented by the BDRs remain deposited in the name of BRADESCO in the account it holds with the Custodian.

4.1.3. Deliver to the Custodian the funds related to dividends, bonuses, and other cash distributions corresponding to the BDRs.

4.1.4. Keep BRADESCO permanently informed about its resolutions related to the services agreed hereunder.

4.1.5. Communicate to BRADESCO, on the date they are called abroad, of the holding of any corporate events, including meetings, in a timely manner for BRADESCO to be able to comply with the terms of this Agreement.

4.1.6. Neither perform nor grant powers to a third party for it to perform any act related to the service agreed hereunder without the prior consent of BRADESCO.

4.1.7. Pay and/or collect all future fees and taxes that may be due, on their due date, to the competent authorities, whose responsibility is attributed thereto by the applicable law.

4.1.8. Simultaneously disclose in Brazil the information disclosed abroad, including material facts and corporate events deliberated abroad.

4.2. In addition to the events provided above, CONTRACTING PARTY agrees to make all publications required by the applicable legislation and regulations. If BRADESCO is required to make any publication on behalf of CONTRACTING PARTY under the terms of the applicable regulations, CONTRACTING PARTY shall refund the amounts spent by BRADESCO for that purpose.

4.3. In addition to the obligations already listed throughout this Agreement, BRADESCO agrees to:

4.3.1 Keep the registration of the BDR Program up to date with the CVM, as well as request to the CVM any changes to the BDR Program requested by CONTRACTING PARTY, using the information provided by CONTRACTING PARTY;

4.3.2 Issue the BDRs according to the Shares deposited with the CUSTODIAN;

4.3.3 In relation to the BDRs held in its custody, record the transfers of BDRs and respective annotations in the book-entry system for registering BDRs;

4.3.4 At the request of CONTRACTING PARTY, register in the B3 system the BDRs that may be admitted to trading in the trading environments of that entity;

4.3.5 Adopt, in the performance of its functions and in the fulfillment of its duties, the same standard of care that it exercises in relation to its own assets, observing the principles and professional standards of diligence, prudence and expertise usual for the activity of issuing certificates;

4.3.6 Be liable for proven acts or omissions that are attributable thereto and which cause the deterioration or perishing of the BDRs or the rights inherent thereto;

4.3.7 Transfer to B3 the funds paid thereto by CONTRACTING PARTY, either directly or through the CUSTODIAN, relating to cash distributions to which the holders of BDRs registered in the B3 system are entitled, as well as the funds obtained from the sale of fractions of BDRs on B3, if applicable;

4.3.8 Keep all legal authorizations necessary to provide the services provided for in this Agreement in full force;

4.3.9 Pursuant to the provisions of article 5, paragraph five of CVM Instruction 332, provide the CVM, at any time and within the term that may be determined by it, with any information and documents related to the BDR Program and the BDRs; and

4.3.10 Observe the procedures for discontinuing the BDR program that are established by the stock exchange or organized over-the-counter market entity in which they are traded.

SECTION FIVE

BENEFICIARIES’ RIGHTS

5.1. Each BDR shall grant its holder all rights and benefits of the Share it represents, it being understood that the Beneficiaries are not shareholders of CONTRACTING PARTY and the exercise of the rights granted to the Beneficiaries is subject to the terms and conditions set forth in this Agreement.

5.2. The Beneficiaries may, at any time and upon payment of the fee indicated in item 5.2 of Exhibit I to this Agreement, if applicable, pursuant to the provisions of section 3.14 above, request that the BDRs held by them be canceled and, thus, receive CONTRACTING PARTY’s Shares represented by the canceled BDRs. BRADESCO may require the Beneficiaries to present documents that prove their identity and ownership of the BDRs. BRADESCO may refuse to cancel the BDRs of Beneficiaries that have not complied with their tax, foreign exchange, or other obligations related to their investment in the BDRs.

SECTION SIX

COMPENSATION AND COSTS

6.1. For the services provided and as reimbursement for costs incurred, CONTRACTING PARTY shall pay BRADESCO the remuneration indicated in Exhibit I, in accordance with the provisions established therein.

SECTION SEVEN

POWER OF ATTORNEY AND AUTHORIZATIONS

7.1. CONTRACTING PARTY hereby irrevocably and irreversibly appoints and constitutes BRADESCO as its attorney-in-fact, in accordance with articles 653, 683, 686 and its sole paragraph of the Brazilian Civil Code, to which it grants special and specific powers to represent it in the performance of acts necessary for provision of the services agreed hereunder, especially to register transfers, operations, and blocking of assets, execute resolutions of its Ordinary and Extraordinary Shareholders’ Meetings, meetings of the Board of Directors or of its Executive Board, payment of events resolved upon, receive and discharge, sign instruments of Opening and Closing of Corporate Books for registration of the shares, represent it before the shareholders, the offices of the Commercial Registry, Commercial Registries in general, Collection Bodies of the Ministry of Finance, Stock Exchange, B3, Central Bank of Brazil, CVM, brokerage and distribution firms, and financial institutions in general, exclusively aiming at achieving the subject matter of the Agreement, and it may also delegate these powers, in whole or in part.

7.2. BRADESCO shall strictly observe the instructions given by CONTRACTING PARTY for exercise of the powers granted thereto. It is therefore prohibited from carrying out any other legal transaction alien to this Agreement.

7.3. BRADESCO is irrevocably and irreversibly authorized by CONTRACTING PARTY to provide information from the database of holders of BDRs or deposit accounts, to regulatory bodies, inspectors, and courts upon request, as well as to comply with orders to block the BDRS registered in the deposit accounts.

SECTION EIGHT

TERM AND TERMINATION

8.1. This Agreement is entered into for an indefinite term, and it may be terminated at any time, by either Party, without the right to compensation or indemnities, upon notice by the interested Party to the other Party, at least ninety (90) days in advance, counted as from receipt of communication by the other Party.

8.2. BRADESCO may, at any time, resign from the position of BRADESCO agent, as provided herein, upon notice delivered to CONTRACTING PARTY, which shall only come into full force and effect after (i) ninety (90) days have elapsed from its delivery date or (ii) the appointment, by CONTRACTING PARTY, of a new depositary agent (“New Depositary”) and express acceptance of this appointment by the New Depositary, whichever occurs earlier.

8.3. CONTRACTING PARTY may, at any time, remove BRADESCO from its position as depositary agent, as provided herein, by means of a notice delivered to BRADESCO, which shall only enter into full force and effect after (i) ninety (90) days have elapsed from its date of delivery or (ii) the appointment, by CONTRACTING PARTY, of a New Depositary and express acceptance of such appointment by the New Depositary, whichever occurs earlier.

8.4. In both cases described in 8.2 and 8.3, BRADESCO shall, within a maximum term of two (2) business days from delivery of the notice (in the case of Section 8.2) or receipt thereof (in the case of Section 8.3), communicate this fact to the Beneficiaries, in writing, by means of correspondence sent to the addresses of the respective brokerage firm or custody agents, and CONTRACTING PARTY shall disclose this fact to the Brazilian market in the manner provided for in the applicable regulations.

8.5. In the event of resignation or removal of BRADESCO, pursuant to the provisions of Section 8.2 or Section 8.3 above, CONTRACTING PARTY shall use its best efforts to appoint a New Depositary, it being understood, from now on, that this obligation of CONTRACTING PARTY based on best efforts is limited to the appointment of a New Depositary, under terms that are equal or better for the CONTRACTING PARTY than those provided for herein.

8.5.1. Immediately after appointment of the New Depositary, CONTRACTING PARTY shall notify BRADESCO of this fact. BRADESCO shall, immediately upon receipt of this notice, transfer to the New Depositary the registration of Beneficiaries and all rights and powers held by it by virtue of its position as depositary agent, including, without limitation, ownership of CONTRACTING PARTY’s Shares that underlie the BDRs.

8.6. As soon as CONTRACTING PARTY has appointed a New Depositary, BRADESCO undertakes, provided that CONTRACTING PARTY has complied with all its obligations defined in Section Four, to:

(i)	immediately provide CONTRACTING PARTY or the New Depositary with all information and documents it may have as a result of the services provided;

(ii)

facilitate the transfer of BDRs, books, records, and other information related thereto to CONTRACTING PARTY or to the New Depositary, even making its qualified personnel available for such transfer, within a term to be determined at the time;

(iii)	provide the services stipulated herein until effective transfer thereof to the New Depositary.

8.7. BRADESCO may also, after lapse of the ninety (90) day term mentioned in Sections 8.2 and 8.3 above and if no New Depositary has been appointed by CONTRACTING PARTY, terminate this Agreement by means of a communication via fax to CONTRACTING PARTY and in the form of Section 8.4 to the Beneficiaries, at least ninety (90) days in advance.

8.8. After the ninety (90) day period mentioned in Section 8.7 above have elapsed, the Beneficiaries shall have a term of ninety (90) days to select a New Depositary, subject to the bylaws or articles of association, and request BRADESCO to cancel their BDRs, as per the regulations then in force and the receipt of the CONTRACTING PARTY’s Shares that underlie these BDRs.

8.9. After the term of ninety (90) days for requesting cancellation of the BDRs mentioned in Section 8.8 above has elapsed, if there are still BDRs issued and outstanding, BRADESCO shall no longer register any transfer of ownership of these BDRs, as well as make any distribution to the Beneficiaries of assets and/or funds received thereby for the benefit of the Beneficiaries by virtue of its capacity as depositary agent for the BDRs. However, BRADESCO shall continue to cancel the BDRs and accumulate the goods and funds received by it for the benefit of the Beneficiaries by virtue of its capacity as depositary agent for the BDRs.

8.10. After a term of one (1) year as from the end of the ninety (90) day term for requesting cancellation of the BDRs mentioned in Section 8.8 above, BRADESCO shall cancel the BDRs then outstanding and sell CONTRACTING PARTY’s Shares that underlie these BDRs, as well as the assets that have been accrued and not distributed to the Beneficiaries, as provided in Section 8.9 above. The funds thus obtained, together with the funds accrued for the benefit of the Beneficiaries and not distributed thereto, as provided in Section 8.9 above, shall be deposited in a single bank account, without remuneration, and shall be used to pay the Beneficiaries that may claim to BRADESCO the receipt of amounts corresponding to its BDRs, minus any and all maintenance fees, charges, or taxes, of any nature, levied on the funds held in that bank account.

8.11. Notwithstanding the provisions of Sections 8.1 to 8.10 above, this Agreement may be immediately terminated through written communication, observing, however, the provisions in 8.6 above:

(i)	in the event of non-compliance with any contracted obligation;

(ii)	if either Party:

a)	is adjudicated bankrupt, files for judicial reorganization or initiates extrajudicial reorganization proceedings, has its bankruptcy, intervention, or liquidation claimed;

b)	has its authorization to perform the services agreed hereunder revoked;

c)	suspends its activities for any period of time equal to or in excess of thirty (30) days.

SECTION NINE

AUTHORIZED AND CONTACT PERSONS

9.1. BRADESCO shall only provide information and/or comply with CONTRACTING PARTY’s orders signed by the legal representatives, agents appointed by power of attorney or indicated in the List of Authorized Persons (“Authorized Persons”).

9.1.1. Orders may be sent in writing or electronically (via the Internet, e-mail, or facsimile), provided that the means used can identify the legal representative and/or person authorized by CONTRACTING PARTY.

9.1.2. In cases where communication takes place electronically (via the Internet, e-mail, or facsimile), CONTRACTING PARTY shall confirm receipt of the orders by BRADESCO.

9.1.3. CONTRACTING PARTY agrees to immediately notify BRADESCO of changes, inclusions, and exclusions of any Authorized Person or informed data, updating the List of Authorized Persons.

9.1.4. The instructions transmitted by the Authorized Persons shall be accepted by BRADESCO, until it is notified to the contrary by CONTRACTING PARTY in writing.

9.1.5. In case of ambiguity in the instructions transmitted by any of the Authorized Persons, BRADESCO shall:

(i)	immediately inform the issuer of the instruction, in writing, regarding this ambiguity; and

(ii)	refuse to comply with those instructions until the ambiguity is resolved.

9.2. It is agreed between the Parties that the communications between them, provided for in this Agreement, as necessary to achieve the provision of services agreed hereunder, to be considered valid, shall be made in a timely, clear, complete, and secure manner, by the means provided for in this Agreement, and receipt thereof shall always be confirmed immediately, directed and received by persons with powers to do so.

9.3. BRADESCO shall comply, without any liability, with instructions that it believes in good faith to have been given by Authorized Persons of CONTRACTING PARTY, provided that it has taken all the precautions provided for in this Agreement in order to make sure that the instructions have been given by Authorized Persons.

9.4. All notices and communications between the Parties required or permitted under this Agreement shall be in writing and be delivered to each party by fax, registered mail with acknowledgment of receipt, or by personal delivery to the following addresses:

(i)	If to CONTRACTING PARTY, to the persons and addresses contained in the List of Authorized Persons;

JBS NV

Guilherme Perboyre Cavalcanti

Stroombaan 16, 5E Verdieping, 1181VX AMS – Amstelveen/NL

Tel:

e-mail:

(ii)	If to BRADESCO:

BANCO BRADESCO S.A.

Núcleo Cidade de Deus – Prédio Amarelo, 1º andar, Vila Yara, s/nº

CEP: 06029-900.

Osasco, Sao Paulo, Brazil.

Phone:

Fax:

e-mail:

SECTION TEN

SERVICE TO BDR HOLDERS

10.1. Service to BDR holders or their legal representatives shall be carried out through BRADESCO branches, distributed throughout the Brazilian national territory, for the purpose of providing information on position, earnings, other information and requests for registration of processes related to the BDRs issued by CONTRACTING PARTY, and BDR holders or their legal representatives shall present themselves with identification and representation documents.

SECTION ELEVEN

GENERAL PROVISIONS

11.1. The omission or tolerance of the Parties to demand strict compliance with the terms and conditions of this Agreement shall not represent novation or waiver, nor shall it affect their rights, which may be exercised at any time.

11.2. This Agreement is entered into in favor of all Beneficiaries, pursuant to article 436 of the Brazilian Civil Code, and the Parties are prohibited from innovating pursuant to article 438 of the Brazilian Civil Code.

11.3. This Agreement may be freely amended by means of an instrument signed by CONTRACTING PARTY and BRADESCO, without the consent of the BDR holders. Any inclusions, exclusions, or amendments to existing sections shall be set out in an amendment duly signed by the Parties, which shall become an integral part of this Agreement.

11.3.1. Any alteration that substantially impairs any right of the Beneficiaries shall only come into effect with respect to the outstanding BDRs after the lapse of thirty (30) days as from the date on which such alteration is notified to the Beneficiaries holding outstanding BDRs through written communication sent to each BDR holder, at the addresses set forth in the BDR register, at the respective brokerage firms or custody agents.

11.3.2. The consent of the Beneficiaries, in relation to any alteration that substantially impairs any of their rights, shall be presumed if, after the aforementioned thirty (30) day period has elapsed, these Beneficiaries continue to hold BDRs.

11.4. This Agreement shall be governed by the laws of the Federative Republic of Brazil, and BRADESCO may, at its discretion, not comply with the instructions of CONTRACTING PARTY and its Beneficiaries that it deems to be noncompliant with such aforementioned laws, it being understood, however, that it shall notify CONTRACTING PARTY or the Beneficiaries of such refusal.

11.5. It is certain and defined for both Parties executing this instrument, irrevocably and irreversibly, the inexistence of any responsibility or guarantee of BRADESCO for the payment of any event that is the subject matter of this Agreement to the Beneficiaries, it being solely responsible for carrying out the acts and procedures provided for in this Agreement, in accordance with the orders given by CONTRACTING PARTY, which shall defend, exempt, and compensate BRADESCO with respect to such responsibilities or guarantees.

11.6. The Parties shall, on their account, and their employees and agents shall, under the penalties of law, grant strictest and most absolute confidential treatment to any data, materials, details, information, documents, technical and commercial specifications of each other’s and/or third parties’ products of which they may have knowledge or which they may access, or which may be entrusted to them, whether or not related to the provision of the services that are subject matter of this Agreement. Failure to comply with the provisions of this section shall result in legal sanctions, and the violator and whoever else causes the violation shall be responsible, under the civil and penal law, except when the disclosure of such information is imposed by law, by a court order, or inspection authority, and in these cases, the fact shall be immediately communicated to the interested Party.

11.7. The Parties shall not maintain any employment relationship with managers, representatives, employees, and/or agents of each other, nor shall any form of association be established between them. Therefore, it is incumbent upon each of them, particularly and exclusively, to fulfill their respective labor, social, social-security, and occupation accident obligations depending on the purpose of this Agreement or any amendments thereto, even if there is legislation, jurisprudence, and/or any other judicial or extrajudicial circumstance that may cause a different interpretation.

11.8. None of the Parties may use the terms of this Agreement, as well as the trademarks, names, and patents of each other, whether in disclosure or publicity, without the prior and express written authorization of the latter, and the aggrieved Party may choose, at its sole discretion, to consider this Agreement automatically terminated, subject to the effects of item 8.11, and the breaching Party shall also be liable for the losses and damages that are determined, as provided for in the applicable law.

11.9. CONTRACTING PARTY hereby irrevocably and irreversibly assumes full and complete liability for any personal, moral, or property losses and damages that may be suffered and duly proven by BRADESCO and/or a third party, as a result of the provision of services agreed hereunder, arising from the fault or intent of CONTRACTING PARTY, its employees or agents.

11.10. No Party may assign or transfer, in whole or in part, to third parties, rights and obligations arising from this Agreement, without the prior and express written consent of the other Party.

11.11 CONTRACTING PARTY hereby acknowledges that the service agreed hereunder is subject to laws, rules, customs, procedures, and practices, which may be changed from time to time. In the event of an amendment to the law that limits the provision of the agreed services, wholly or in part, BRADESCO shall request to CONTRACTING PARTY new instructions regarding the procedures to be taken to fulfill the obligations agreed hereunder.

11.12. The Parties undertake to observe the provisions and obligations of this Agreement, its Exhibit, and the applicable law, it being understood that CONTRACTING PARTY shall verify the responsibilities regarding the issue and distribution of shares issued by it in the name of the respective holders and all events resolved upon, and BRADESCO for providing the services agreed hereunder.

11.13. Acts of God and force majeure events are not included in the responsibility of the Parties, pursuant to article 393 of the Brazilian Civil Code.

11.14. All processes described in Section Three shall be analyzed by BRADESCO and, if applicable, additional documents may be required from the parties involved for due registration, and the processes are subject to confirmation of the authenticity of the order given, for release thereof, and if all requirements are not met in accordance with the legislation in effect at the time of the registration and also which allows a correct identification of the Beneficiary, BRADESCO may return the process to the origin, informing the reason for such refusal.

11.15. The Parties represent that they were previously presented with a copy of this Agreement, containing all its sections in full, which was read and understood in its entirety, agreeing with its express terms.

11.16. The Parties are bound by themselves and their successors to full compliance with this Agreement.

11.17. The taxes that are due as a direct or indirect result of this Agreement, or performance hereof, are a burden for which the taxpayer is liable, as defined in the tax law.

11.18. Except as otherwise provided for in this Agreement and/or in the applicable law, all costs and expenses, including, but not limited to, fees and expenses of attorneys, financial advisors and auditors, incurred in connection with this Agreement and the transactions contemplated herein shall be paid by the Party that incurs these costs and expenses.

11.19. Under no circumstances shall BRADESCO be liable for any acts and/or activities described in this Agreement that have been performed by third parties retained by CONTRACTING PARTY.

11.20. Except for the obligations imputed to BRADESCO under this Agreement, the provisions of the Brazilian Civil Code in effect, and other laws applicable to this Agreement, BRADESCO shall be held harmless from any other liability arising from acts or facts of CONTRACTING PARTY, its managers, representatives, and employees, except in the case of manifest fault related to BRADESCO’s responsibilities provided for in this Agreement, duly proven intent, or bad faith.

11.21. Each of the Parties warrants to the other Party: (i) that it is vested with all powers and authority to enter into and fulfill the obligations set forth herein and consummate the transactions contemplated herein; and, (ii) that the execution and performance of this Agreement do not result in violation of any third-party right, applicable law or regulation, or, also, breach, noncompliance with, or default of any contract, instrument, or document to which it is a party or by which any of its assets are linked and/or affected, nor the need to obtain any authorization under the terms of any contract, instrument, or document to which it is a party, or by which any of its assets are linked and/or affected.

11.22. This Agreement constitutes the entire understanding and agreement between the Parties and supersedes all prior oral or written warranties, conditions, promises, representations, contracts and agreements on the subject matter of this Agreement.

11.23. The Parties, jointly and expressly, represent that this Agreement was entered into in compliance with the principles of probity and good faith, by free, conscious, and firm manifestation of will and in a perfect relationship of equity.

11.24. If, as a result of any unappealable court order, any provision or term of this Agreement is declared null or void, such nullity or annulment shall not affect the validity of the other clauses of this Agreement not affected by the declaration of nullity or annulment.

11.25. The Parties mutually represent and warrant, including to their suppliers of goods and services, that:

a)	they carry out their activities in accordance with applicable law, and they hold the necessary approvals for execution of this Agreement and fulfillment of the obligations provided for herein;

b)

they do not use illegal work, and they agree not to engage in forced or child labor practices, except for the latter as apprentices, subject to the provisions of the Consolidate Labor Laws, directly or indirectly, through their respective suppliers of products and services;

c)

they do not employ minors up to 18 years of age, including apprentices, in places that are detrimental to their education, physical development, psychological, moral, and social development, as well as in dangerous or unhealthy places and services, at times that do not allow them to attend school and also at night, which is understood as the period between 10 p.m. and 5 a.m.;

d)

they do not engage in negative discrimination practices, nor in practices which limit access to the employment relationship or maintenance thereof, such as, but not limited to, due to gender, origin, race, skin color, physical condition, religious belief, marital status, age, family situation, or pregnancy status;

e)

they agree to protect and preserve the environment, as well as to prevent and eradicate practices that are harmful to the environment, performing their services in compliance with the applicable law regarding the National Policy on the Environment and Environmental Crimes, as well as the Federal, State, and Municipal legal, normative, and administrative acts related to the environment and related areas.

11.26. The Parties, as represented herein, represent that they have their own Codes of Ethical Conduct and that their employees are instructed to observe the provisions and principles contained therein, hereby noting that they make a copy of each Code available to each other.

11.27. The Parties agree to take the necessary and appropriate measures as provided for in BACEN Circular No. 3978/2020, CVM Resolution No. 50/2021 and subsequent amendments, in order to prevent and combat activities related to crimes of “money laundering” or concealment of assets, rights, and amounts identified by Law 9,613/98.

11.28. The Parties irrevocably and irreversibly represent to each other that their controlling shareholders, directors, managers, employees, know and fully comply with the provisions of Brazilian or foreign laws, regulations, and normative provisions which aim to combat corruption and bribery, and that they also demand the same from its service providers, subcontractors, and agents.

11.28.1. The Parties mutually warrant that they shall refrain from engaging in any undue, irregular, or illegal conduct, and that they shall not take any action, one on behalf of the other, and/or that they will not perform any act that may favor, directly or indirectly, one another or any of the companies of their respective economic conglomerates, contrary to applicable laws in Brazil or abroad.

11.28.2. If either Party becomes involved in any situation related to corruption or bribery, as a result of action taken by the other Party or its controlling shareholders, directors, managers, employees, and service providers, including its subcontractors and agents, the Party that causes said situation agrees to assume the respective burden, including by submitting documents that may assist the other Party in its defense.

11.28.3. The Parties represent and warrant that no situation involving the giving of bribe, bribery, whether public or private, or any other act offering an undue advantage in exchange of the formalization of the respective agreements in relation to the obligations directly or indirectly related to the activities established herein has occurred and will not occur, and that they shall observe the legal provisions applicable to this type of conduct in effect in the jurisdiction in which the Parties are organized and in the jurisdictions in which such Parties operate.

11.29. The Parties agree to comply with all applicable law on information security, privacy and data protection, including (whenever and when applicable) the Federal Constitution, the Consumer Protection Code, the Civil Code, the Civil Rights Framework for the Internet (Federal Law No. 12,965/2014), its regulatory decree (Decree 8,771/2016), the General Data Protection Law (Federal Law No. 13,709/2018), and other sectoral or general rules on the subject, committing to deal only with the data mentioned and/or in the forms provided herein; upon express instructions from the data controller; or with due legal grounds, without transferring them to any third party, except if expressly authorized by this or another instrument that is binding upon them.

11.30. This Agreement may be signed electronically using the certification process made available by the Brazilian Public Key Infrastructure (Infraestrutura de Chaves Pública Brasileira – ICP-Brasil) and shall produce all its effects in relation to the signatories, pursuant to paragraph 1 of article 10 of Provisional Measure No. 2,200-2 of August 24, 2001, of which the Parties declare to have full knowledge.

11.31. The Courts of the Judicial District of the Capital City of the State of São Paulo are hereby elected to resolve any issues arising from this Agreement.

IN WITNESS WHEREOF, the parties sign this Agreement in three (3) counterparts of equal content and form and for a single purpose or electronically as agreed between the Parties.

Osasco, SP, July 20, 2023.

BANCO BRADESCO S.A.

/s/ Gilberto Tomazoni and /s/ Guilherme Cavalcanti
JBS N.V.

WITNESSES:

1.	2.
Name:	Name:
Identity Card (RG):	Identity Card (RG):
Taxpayer Card (CPF/MF):	Taxpayer Card (CPF/MF):

EXHIBIT I – COMMISSIONING OF THE PROVISION OF SERVICES

For the provision of BDR Issuing and Depositary Bank services, we present the following commissioning structure.

1. INITIAL CONTRACTING COST

When contracting the provision of BDR Issuing and Depository Bank services, comprising the processes of implementation, registration of the BDR program with the CVM and B3 and compliance with operational procedures, the issuer shall be charged the one-time cost of R$80,000.00 (eighty thousand reais).

2. MAINTENANCE COST OF THE BDR PROGRAM AND REGISTERED INVESTORS.

2.1. Maintenance:

Number of Investors	R$
Up to 2,000 investors monthly minimum fixed cost	5,000.00
Additional monthly cost per investor
From 2,001 to 5,000 investors	1.20
From 5,001 to 10,000 investors	1.00
More than 10,000 investors	0.80

If the number of investors exceeds 2,000 investors, an additional amount shall be charged per investor, according to the table above, considering the total number of additional investors.

2.2. VARIABLE COST

If they are used, the company shall be charged the values of the services according to the table below:

SERVICES	R$
EVENTS RESOLVED UPON (DIVIDENDS, JSCP, BONUS, SPLIT, REVERSE SPLIT, SUBSCRIPTION, REDEMPTION, ETC.)
Calculation of Events resolved upon (by calculation resolved upon)	FREE
PAYMENT MADE (per shareholder and type of payment)
Bradesco account holder	0.36
Account Holder at other Banks (not including the Central Bank of Brazil fee)	1.37

At Bradesco Branches	2.50
TRANSACTIONS (per record)
Ratified Event (Bonus, Split, Reverse Split, Subscription, Redemption, Cancellation, Consolidation, Spin-off, and other resolutions)	FREE
Registration of Encumbrances (Links and Releases)	0.77
Custody Transfers (CBLC/CETIP Deposit and Withdrawal)	0.77
Transfer between Accounts (Death, Off-Stock Exchange, Donation, Grouping of Accounts, Court Order, etc.)	0.77
Change in Registration	0.77
ISSUANCE OF NOTICES (per unit issued, not including postage cost)
Credit and Receipt Notices, Proof of JSCP- SRF IN 41, Income Reports, Share Transaction Statement and Subscription Slip, Response Letter to Investors (surveys and requests for information).	0.45
SUBSCRIPTION (per effective slip)	1.90
SPECIFIC REPORTS/SERVICES REQUESTED	By consultation

Due to the costs described above, we shall provide the following services to companies:

•	Service to Investors throughout Bradesco’s entire branch network;

•	Maintenance of the investor database, documentation of the registrations made by the investor, filing and microfilming of the documents used;

•

Preparation and availability of management reports for the active Investor base, such as: Registration, Positions, Transactions, Remunerated Events (dividends / JSCP), Non-Remunerated Events (Bonus, Split, Subscription) and Investors in custody at CBLC (B3 Central Depositary) and the custody transactions carried out at the CBLC in the “format” and “frequency” previously established by the company;

•

Access to the Bradesco System of Book-Entry Assets (via the internet) to obtain information from Investors (Stock position, history, transfers, payments made and/or pending by DIV./JSCP, List of Investors), considering the position in Bradesco’s Books + B3 base. The system also allows the electronic generation of reports in TXT or EXCEL format;

•	Forms for Bookkeeping Processes (Change in Registration, Transfer Order, Request for Information, and Search;

•	Inclusion of the company’s “Logo” on transaction statements.

2.3. TRANSFER OF COSTS

Bradesco shall transfer the following costs to the company, when they occur, which are not included in the items above:

Postage Service Fee and/or Electronic Availability of Documents:

Fee charged by the service provider for posting documents “Mail” and/or making documents available electronically on the Documents Site of Banco Bradesco S.A., Department of Shares and Custody, when issuing statements, notices, and communications to shareholders, for the price charged on the date on which the documents are sent.

Fees and Emoluments:

Fee charged by the Commercial Registry Board of Trade or Notary Office responsible for registering the book, for the price charged on the date on which the Book is registered.

DOC / TED fee:

Fee for issuing a Credit Order – DOC or Wire Transfer of Available Funds – TED charged by the Central Bank of Brazil on the payment of events to shareholders holding accounts with other banks, for the price charged on the date on which the payments are made.

3. ISSUER’S EXPENSES ON BDRS

3.1. ISSUER’S EXPENSES IN CORPORATE EVENTS IN BDRs:

Specifically for BDR Issuance and/or Cancellation transactions arising and/or resulting from Corporate Events involving CONTRACTING PARTY, such as: Offering, Bonus, Split, Reverse Split, Spin-Off, Consolidation, Merger, Repurchase of BDRs for cancellation, involving the vehicles and /or individuals who directly or indirectly participate in the CONTRACTING PARTY’s control block, the unit values shall apply, according to the range of the number of BDRs to be Issued and/or Cancelled, as follows:

BDR quantity range:	Value per BDR (BRL):	Maximum limit in BRL per range:
From 0 to 25,000,000	0.004	70,000.00
From 25,000,001 to 50,000,000	0.003	90,000.00
From 50,000,001 to 100,000,000	0.002	120,000.00
From 100,000,001 to 200,000,000	0.001	150,000.00
Above 200,000,001	0.0005	—

3.2. EXPENSES WITH THE CUSTODIAN BANK

All expenses related to the services of the Custodian Bank for keeping the Shares that underlie BDRs issued, in custody, transfers, fees, etc. are the responsibility of CONTRACTING PARTY.

4. EXPENSES OF BDR BENEFICIARIES.

Fees to be charged to BDR Beneficiaries by the Depositary

SERVICES	AMOUNTS IN BRL
1. Issuance and Cancellation per BDR (Transfer)	0.10	*
2. Transfer of ownership of BDRs off-Stock Exchange (per over-the-counter transfer process, death, court order, donation, and others).	50.00

*	Issue and Cancellation of BDRs (transfer):

For BDR balance transfer processes carried out by BDR holders through BDR issue/cancellation requests, we shall charge a remuneration fee per BDR issued and/or canceled in the amount of up to R$0.10 (ten real cents), with the charging of a minimum fee per transaction in the amount of up to R$40.00, to be paid to BRADESCO by the beneficiaries of the BDRs

5. COST OF SPECIFIC SERVICES

The company shall be charged, upon presentation and approval of the budget, when requested, the development and/or preparation of specific reports, which shall be carried out by Bradesco and submitted to the company for approval.

6. BILLING FOR THE PROVISION OF SERVICES

The billing is made on the 15th (fifteenth) day of each month, or on the first subsequent business day, following the month in which the Issuing and Depositary Bank services are provided, by debiting the company’s checking account and/or sending the exchange through CONTRACTING PARTY on behalf of BRADESCO, initiated after the implementation or beginning of the provision of Issuing Bank and Depositary services for Bookkeeping of BDRs/Assets.

7. ADJUSTMENT OF SERVICE PROVISION PRICES

The costs shall be annually adjusted by the General Market Price Index disclosed by the Getúlio Vargas Foundation (IGPM – FGV) and, in the event of extinction, we shall adopt the substitute index set out in the Law.

8. PENALTIES

8.1 Failure by any of the Parties to comply with any of the payment obligations provided for in this Agreement shall characterize, by operation of law, regardless of any notice or notification, the default of the defaulting Party, subjecting it to the payment of the following charges for the delay: (i) late payment interest at the rate of 1% (one percent) per month, calculated pro rata temporis from the date on which the payment was due until the date of effective payment thereof; (ii) contractual, non-compensatory fine of 2% (two percent), calculated on the respective amount due; and (iii) in any event, the amount due shall be adjusted for inflation from the date of its original maturity based on the accumulated variation index of the Broad Consumer Price Index of the Brazilian Geography and Statistics (IPCA – IBGE), as disclosed by the Getúlio Vargas Foundation or another index that may replace it.

8.2. Failure to comply with any condition set forth in this Agreement by any of the Parties that does not fall under Section 10.1 above, and provided that it is duly proven in a final and unappealable court ruling shall oblige the breaching Party to be liable for any losses and/or damages resulting from intent, fraud and/or fault, also being liable for the fines, adjustments for inflation, and interest arising therefrom, determined in the manner provided for in the applicable law.

8.3. Any delays resulting from system and/or communication failures between the Parties shall not be penalized, except when caused by negligence or intent, which, however, shall use efforts to immediately correct such failures.

9. FINAL CONSIDERATIONS

In the event of a significant change in the number of investors, as a result of an event resolved upon by the company, Bradesco reserves the right to review service prices, by mutual agreement with the issuer.